Aurora Cannabis and Alcanna Applaud Ontario Government Decision to Open Province to Private Retail of Cannabis

Alcanna to Rapidly Establish "Significant Presence" of Aurora-Branded Cannabis Stores in Ontario

TSX: ACB & CLIQ

EDMONTON, Aug. 14, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Alcanna Inc. ("Alcanna") (TSX: CLIQ) applaud the Ontario Government on its new plans for the responsible sale of recreational cannabis products through government-operated online sales, and the private sector.

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Aurora and Alcanna have entered into a license agreement which – as soon as regulations permit –will allow Alcanna to open retail cannabis stores under the brand name "Aurora". Alcanna has made considerable progress in preparing for this exciting opportunity and has identified over 100 potential retail locations throughout the province already. This agreement represents a significant competitive advantage and will allow for the rapid establishment of a robust network of cannabis retail stores that comply with all provincial and municipal requirements, making product, consumer and public safety a top priority. Together, the two companies have the technology, relationships, and supply chain and retail expertise to quickly establish a full network of stores across the province as soon as they are permitted.

"Allowing a private retail channel in Ontario for recreational cannabis is good news for industry, consumers, and taxpayers, and will go a long way to making a meaningful impact on the grey market," said Aurora CEO Terry Booth. "It's the right thing to do, and we commend Premier Ford and his government for taking this bold step. Through Alcanna, the nation's largest private retailer of a controlled substance, we will leverage long-standing relationships with landlords, regulators and other stakeholders, and through superior capitalization, we will rapidly establish a significant presence in the province."

"Alcanna has made considerable progress in preparing for this exciting opportunity. We started leveraging our existing relationships with commercial landlords across Ontario the day after the June 7th election. We have identified over 100 potential retail locations throughout the province already, and we will be ready to go with fully functional stores as soon as we are permitted," said James Burns, CEO of Alcanna. "For the last six months, our expert teams in store development, merchandising, training and product knowledge have been working steadily toward bringing the first cannabis retail stores to life in Alberta. We're thrilled about the prospect of bringing that expertise to Ontario and will open as many stores as the government will allow after April 1, 2019."

Aurora and Alcanna will reimagine the customer retail experience with fully immersive, state-of-the-art stores that offer an inviting and educational brand experience. Highly trained Category Specialists will engage new and experienced customers with superior product knowledge and socially responsible advice.

In February, Aurora announced its strategic investment in Alcanna (formerly Liquor Stores NA), the Edmonton, Alberta-based beverage alcohol retailer with approximately 230 retail outlets in Western Canada and Alaska, with a view to establishing a leading brand of cannabis retail outlets. This forward-thinking partnership leverages Aurora's brand leadership, high-quality products, customer care and scientific innovation with Alcanna's well-established retailing infrastructure and expertise, particularly it's 25-year history of safely selling controlled substances in retail settings requiring strict compliance with government regulations. In preparing for the roll-out of this network, the companies have entered into an agreement governing the branding and operational aspects of the new cannabis stores.

Highlights

•	Alcanna will build and operate the new cannabis stores, leveraging its 25-year track-record of operating an extensive network of retail stores, selling a government-controlled substance (alcohol)
•	The stores will operate under the Aurora name, providing immediate brand recognition based on the company's high visibility as a producer of high-quality cannabis products, combined with its reputation as a provider of an industry leading customer experience.
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Alcanna has leveraged its deep connections with commercial landlords and, initially, is targeting approximately 90 locations throughout Ontario, if permitted. Locations have been selected based on an in-depth economic analysis, of household income, population density and anticipated growth rates, and have been cross-referenced with LCBO data on its top- performing locations.

•	Alcanna has deep connections to general contractors and trades, enabling it to quickly mobilize teams in its various locations to develop new retail outlets.
•	All staff will be trained by Aurora through CanvasRx, CanniMed and MedReleaf, which have deep experience working with cannabis users, and unparalleled data regarding efficacy and customer experience.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website www.investor.auroramj.com

About Alcanna Inc.

Alcanna (formerly Liquor Stores North America) is one of the top three largest private sector retailers of alcohol in North America and by far the largest in Canada – owning and operating 229 locations in Alberta, B.C. and Alaska. With revenues in excess of $600 million per year, Alcanna processes over 20 million individual retail transactions of beverage alcohol.

Alcanna's innovative Wine and Beyond brand brought an entirely new concept to alcohol sales in Alberta in a large format experiential environment with over 12,000 different products to choose from, many sold only at Alcanna stores, at extremely competitive prices. Our Liquor Depot brand is ubiquitous throughout Alberta and our new Deep Discount Liquor banner has brought the lowest prices in an attractive consumer-friendly environment to Albertans. Aurora Cannabis invested $138 million to buy a 25% stake in Alcanna in 2018 and will partner with Alcanna in entering cannabis retail on any jurisdiction where private cannabis stores are allowed.

Alcanna's common shares and convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols "CLIQ" and "CLIQ.DB", respectively.

Additional information about Alcanna Inc. is available at www.sedar.com and the Company's website at www.alcanna.ca/investors.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. In particular, this news release contains forward looking statements regarding, without limitation: the license granted by Aurora to Alcanna to brand its retail cannabis stores and the option to use the Aurora brand in other Canadian jurisdictions; the timing and receipt of required regulatory and third party approvals, including the receipt of retail cannabis licenses in Alberta and Ontario; Alcanna's proposed retail cannabis operations in Canada, including its ability to secure retail locations; Alcanna's ability to build, own and operate retail cannabis stores and convert existing liquor stores into retail cannabis stores in a timely manner; the design, completion and operation of retail cannabis stores; the branding, staffing and customer experience of retail cannabis stores; product selection; and the growth of a retail cannabis business in Canada and Aurora's and Alcanna's anticipated market share thereof.

These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Any number of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements including, but not limited to: the ability of the parties to receive and maintain, in a timely manner, the required government, regulatory and other third party approvals required to participate in the retail adult use market for cannabis in Canada, including retail cannabis licenses in Alberta; that, under applicable laws or rules in respect of cannabis, Aurora and its affiliates will be permitted to take certain actions with Alcanna in furtherance of the development of a retail cannabis business together, including permitting Alcanna to own and operate Aurora-branded retail cannabis stores; the availability of appropriate retail locations in the identified areas; the timing and opening of retail cannabis locations; the assets and employees of Alcanna and Aurora; the availability of retail-cannabis products; the timing and legalization of recreational cannabis products; changes to cannabis laws; and changes in general market conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of Alcanna and Aurora are included in reports on file with applicable securities regulatory authorities which may be accessed on Alcanna's and Aurora's respective company profiles on SEDAR at www.sedar.com.

Aurora and Alcanna are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Terry Booth, CEO
Aurora Cannabis Inc.

James Burns, Vice Chair & CEO
Alcanna Inc.

Alcanna Inc. (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Applaud Ontario Government Decision to Open Province to Private Retail of Cannabis (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Applaud Ontario Government Decision to Open Province to Private Retail of Cannabis (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Applaud Ontario Government Decision to Open Province to Private Retail of Cannabis (CNW Group/Aurora Cannabis Inc.)

Aurora Cannabis and Alcanna Applaud Ontario Government Decision to Open Province to Private Retail of Cannabis (CNW Group/Aurora Cannabis Inc.) SOURCE Aurora Cannabis Inc.

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%SEDAR: 00025675E

For further information: MEDIA CONTACTS: Heather MacGregor, Director of Communications, Aurora Cannabis, M : (416) 509-5416, heather.macgregor@auroramj.com, www.auroramj.com; Dave Crapper, SVP Communications & Investor Relations, Alcanna Inc., M: (819) 923 1782, O: (780) 702 7437, dave.crapper@alcanna.com, www.alcanna.ca; INVESTOR RELATIONS: Marc Lakmaaker, Vice President, Investor Relations, Aurora Cannabis, M: (647) 269-5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, Director, Investor Relations, Aurora Cannabis, M: (647) 331-7228, rob.kelly@auroramj.com, www.auroramj.com; James Burns, Vice Chair and Chief Executive Officer, Alcanna Inc., M: 587-460-1026, james.burns@Alcanna.com,www.alcanna.ca

CO: Aurora Cannabis Inc.

CNW 07:30e 14-AUG-18